EXHIBIT 11

             COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE
                            INCSTAR CORPORATION

                                                  Year Ended December 31,
                                              1996         1995         1994
PRIMARY EARNINGS PER COMMON SHARE:
Average shares outstanding                  16,480,920  16,362,916   16,322,301
Dilutive stock options and warrants--based
 on the treasury stock method (1)              180,447     128,585           --
                                            16,661,367  16,491,501   16,322,301

  Net income (loss)                        $ 4,112,000 $ 4,263,000  $(4,505,000)

  Net income (loss) per share              $      0.25 $      0.26  $     (0.28)


(1) The effects of stock options and warrants were excluded from the calculation of weighted average shares outstanding for 1994 because their effects were antidilutive.